[GRAPHIC OMITTED] HORIZON LAW GROUP LLP

                                                    tffrench@horizonlawgroup.com


                                       July 21, 2006

VIA EDGAR AND FAX

Stephen G. Kirkorian
Branch Chief - Accounting
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549


Re:      FreeStar Technology Corporation

         Form 10-KSB for June 30, 2005
         Forms 10-QSB for the fiscal quarters ended September 30, 2005,
                December 31, 2005 and March 31, 2006
         File No. 0-28749

Dear Mr. Kirkorian:

We are legal counsel to FreeStar Technology Corporation. This letter is a follow-up to your letter of July 6, 2006, which contained two comments regarding the above-referenced filings. Each of your comments is repeated below, and the Company's response follows each comment.

Consolidated Statement of Operations
------------------------------------

1. COMMENT: Refer to your response to comment 3 of our letter dated July 19, 2005 and revise your financial statements to classify software related amortization within the cost of revenue. Additionally, to the extent that depreciation of assets used to generate sales is excluded from cost of revenue, revise to reclassify such expenses within cost of revenue or, alternatively, provide disclosures in accordance with SAB Topic 11B.

        RESPONSE: Based on the comment and discussions with the Staff, and after consultation with the Company's independent registered public accounting firm, the Company has filed has amendments to the above-reference reports to present the cost of amortizing capitalized computer software as a cost of revenue in the Company's consolidated statements of losses. Such costs were previously classified as selling, general and administrative expenses. Specifically, the Company has amended Management's Discussion and Analysis and the Financial Statements to reflect this change, and has provided an introductory note for each amended report explaining the changes. There was no depreciation of assets used to generate sales that was excluded from the cost of revenue and therefore, no changes were required regarding depreciation of assets used to generate sales. Controls and Procedures.

2. COMMENT. Within your discussion of disclosure controls and procedures, we note your references to "reasonable assurance" and a paragraph describing the inherent limitations in all control systems. Expand future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove references to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Controls Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

        RESPONSE. The Company notes that its previous disclosure does indicate that its controls and procedures are "designed to" provide reasonable level of assurance of achieving their objectives. In addition, in accordance with Section II.F.4 of Management's Reports on Internal Controls Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the disclosure states that the officers have concluded that the controls are effective at a reasonable assurance level. Pursuant to a telephone call with Tamara Tangen, we were informed that the Staff strongly discourages the inclusion of qualifying language regarding the inherent limitations in all control systems. The Company believes that this disclosure is useful for reporting companies to include as it cautions investors from placing undue reliance on controls and procedures systems, which, regardless of their design and overall effectiveness, may fail or be deliberately circumvented in some situations. However, in light of the Staff's disfavoring of such language, the Company has removed such language in the above-referenced amended reports filed today and will remove such language from its future filings. The language that the Company has omitted is the following:

         "Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, will be or have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, and/or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, and/or the degree of compliance with the policies and procedures may deteriorate. Because of the inherent limitations in a cost-effective internal control system, misstatements due to error or fraud may occur and not be detected."


If you have questions or require any additional information or documents, please do not hesitate to contact the undersigned at (949) 261-2500.

                          Sincerely,

                          /s/Thomas M. Ffrench
                          --------------------
                          Thomas M. Ffrench


cc: Ciaran Egan, FreeStar Technology Corporation